

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2011

Via E-mail
Kevin P. Clark
Vice President and Chief Financial Officer
c/o Delphi Automotive LLP
5725 Delphi Drive
Troy, MI 48098

> **Re: Delphi Automotive PLC**
> **Amendment No. 4 to the Registration Statement on Form S-1**
> **Filed August 19, 2011**
> **File No. 333-174493**

Dear Mr. Clark:

We have reviewed your response to our letter dated August 9, 2011 and have the following additional comments.

General

1. We note that you intend to file a number of the exhibits, including the underwriting agreement and legality opinion, with future amendments. Please allow sufficient time for staff review as we may have comments upon review of the exhibits.

Market and Industry Data, page ii

2. We note your response to comment three in our letter dated June 21, 2011. Please file the consent of The Freedonia Group with your next amendment or tell us why you believe you are not required to do so. Refer to Securities Act Section 7 and Rule 436.

Tax Considerations, page 163

U.S. Federal Income Tax Considerations, page 165

3. Please file counsel's opinion as to the material U.S. federal income tax consequences as an exhibit to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(8) of Regulation S-K.

       You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

                        Sincerely,

                        /s/ Justin Dobbie

                        Justin Dobbie
                        Legal Branch Chief

cc: Michael Kaplan
       Davis Polk & Wardwell LLP